Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Loews Corporation on Form S-3 of our report dated March 8, 2006, relating to the consolidated financial statements and financial statement schedules of Loews Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 25) and our report on internal control over financial reporting dated March 8, 2006 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in the Annual Report on Form 10-K of Loews Corporation for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of the Registration Statement.

DELOITTE & TOUCHE LLP

New York, NY

March 8, 2006